

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2010

Via U.S. Mail
Mr. Charles E. Jenkins
Chief Financial Officer
White Mountain Titanium Corporation
999 West Hastings Street, Suite 1508
Vancouver, B.C.
Canada V6C2W2

>   **Re: White Mountain Titanium Corporation**
>   **Post-Effective Amendment No. 3 to Form S-1**
>   **Filed May 24, 2010**
>   **File No. 333-148644**

Dear Mr. Jenkins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   There appears to be a problem with the formatting of your document as filed via EDGAR. Throughout the document, many words appear in long text strings with no separation between words. This results in text which is difficult to read, and it interferes with the presentation. Please revise.

Prospectus Cover Page

2.   Provide precise and consistent disclosure throughout your document. For example, you include disclosure regarding an offering by you of units or other securities, which is inconsistent with the fee table and cover letter in that regard. The following are some examples, but you must carefully revise the document to ensure that it is accurate:

- You refer to "Up to 2,500,000 Units" on your prospectus cover page;

- At page 3, you refer to the offering "by us and the selling stockholders";
- You refer at page 13 to Interwest serving as warrant agent "for the warrants issued as a component of the units sold in this offering"; and
- At page 41, you refer to "the warrants issued with our units."

Please revise to reference in a consistent manner the securities that may be offered and sold pursuant to the present registration statement.

Selling Stockholders, page 41

3. Please disclose the natural person with voting or investment power over the shares beneficially held by each of your entity selling shareholders.

Opinion of Counsel, Exhibit 5.1

4. The opinion of Gordon Law Group does not include any indication, such as a conformed signature, that it has been signed. Because the Gordon opinion comprises part of the legality opinion filed as exhibit 5.1, please ensure that the version you file via EDGAR with the next amendment has in fact been signed and so indicates.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Ron Vance, Esq.
        (801) 446-8803